Filed by Health Sciences Acquisitions Corporation 2

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Health Sciences Acquisitions Corporation 2

Commission File No. 333-266660

Date:  September 20, 2022

Orchestra BioMed™ Announces Presentation of Positive Long-Term Clinical Results from MODERATO II Control Patients Crossover Extension Study of BackBeat CNT™ at TCT 2022

Statistically significant mean reductions of 10.3 mmHg in 24-hour ambulatory systolic blood pressure and 11.7 mmHg in ambulatory pulse pressure after 6 months of therapy in control patients who crossed over to BackBeat CNT following completion of the randomized portion of the MODERATO II study

New Hope, PA, September 20, 2022 – Orchestra BioMed™, Inc., (“Orchestra BioMed” or the “Company”), a biomedical innovation company accelerating high-impact technologies to patients through risk-reward sharing partnerships with leading medical device companies, today announced the presentation of positive long-term clinical results from the MODERATO II Control Patients Crossover Extension Study of BackBeat Cardiac Neuromodulation Therapy™ (“BackBeat CNT”) at the Transcatheter Cardiovascular Therapeutics (TCT) 2022 annual conference being held in Boston, MA. BackBeat CNT is a bioelectronic therapy candidate that is compatible with standard pacemakers and designed to lower blood pressure.

MODERATO II was a European prospective, multi-center, randomized, double-blind pilot study investigating the efficacy of BackBeat CNT in patients with an indication for a pacemaker and persistent hypertension despite one or more anti-hypertensive medications. In the study, patients were randomized to treatment (BackBeat CNT plus continued medical therapy) or control (continued medical therapy) groups. Previously reported data on the study’s primary endpoint showed a clinically meaningful and statistically significant difference of 8.1 mmHg in reduction of 24-hour ambulatory systolic blood pressure (“aSBP”) at 6 months in favor of BackBeat CNT.

Following completion of the randomized period and successful achievement of the primary endpoints, 14 control patients crossed over to active BackBeat CNT. Nine of the 14 patients had isolated systolic hypertension (“ISH”), a more difficult to treat form of hypertension characterized by elevated systolic blood pressure paired with normal or low diastolic blood pressure. The long-term results in these patients were encouraging and consistent with the reductions in the BackBeat CNT group during the randomized portion of the study and are summarized below:

●	Statistically significant mean reductions in aSBP (-10.3±9.3 mm Hg, p<0.01) and ambulatory pulse pressure (aPP, -11.7±5.5 mmHg, p<0.01) at 6 months post therapy activation compared to pre-crossover

●	Minimal changes in mean ambulatory diastolic blood pressure (aDBP, +1.5±5.5 mmHg, p=NS) at 6 months post therapy activation compared to pre-crossover, a potentially important result for ISH patients

●	Mean office systolic blood pressure, oSBP, decreased by 13.1±26.6 and 13.8±28.7 mmHg at 6 and 18 months post therapy activation, respectively, compared to pre-crossover

“The long-term results in crossover patients are encouraging as they provide additional support that BackBeat CNT has the potential to deliver sustained and clinically meaningful reductions of systolic blood pressure in hypertensive patients indicated for a pacemaker,” said Daniel Burkhoff, M.D., Ph.D., Director of Heart Failure, Hemodynamics and Mechanical Circulatory Support Research at Cardiovascular Research Foundation, who presented the study findings. “The ability to reduce systolic pressure and pulse pressure while simultaneously controlling impact on diastolic pressure, may provide a unique therapeutic option for a broad range of patients, including the majority of this population, which suffers from isolated systolic hypertension.”

In June 2022, Orchestra BioMed entered into an exclusive license and collaboration agreement with Medtronic for the development and commercialization of BackBeat CNT as a potential treatment for hypertension in patients who are indicated for a cardiac pacemaker. This strategic collaboration is structured to provide Orchestra BioMed with development, clinical, and regulatory support for a planned global pivotal trial of BackBeat CNT in hypertensive patients who have been indicated for, and recently received, a cardiac pacemaker implant. Initiation of the trial is expected in the second half of 2023. Upon regulatory approval, Medtronic will have the global rights to commercialize BackBeat CNT-enabled pacing systems for this target population. Orchestra BioMed will share in the revenues generated from Medtronic sales of the BackBeat CNT-enabled pacing systems.

About BackBeat CNT

BackBeat CNT is a bioelectronic therapy candidate designed to lower blood pressure. It is compatible with standard pacemakers and has been evaluated in pilot studies in patients with hypertension who also are indicated for pacemakers. It is estimated that more than 70% of the approximately 1.1 million people globally who are implanted with cardiac pacemakers each year are also diagnosed with hypertension1.

The recent peer-reviewed European prospective, multi-center, randomized, double-blind pilot study, MODERATO II, showed that patients treated with the BackBeat CNT experienced net reductions of 8.1 mmHg in 24-hour ambulatory systolic blood pressure (aSBP) and 12.3 mmHg in office systolic blood pressure (oSBP) when compared to control patients at six months. Orchestra BioMed plans to conduct a global pivotal trial to further evaluate the safety and efficacy of the BackBeat CNT in lowering blood pressure in a similar target population of patients who have been indicated for, and recently received, a cardiac pacemaker implant.

1	Company estimates based on published sources, including National Inpatient Survey (NIS) and National Health and Nutrition Examination Survey (NHANES)

About Orchestra BioMed

Orchestra BioMed is a biomedical innovation company accelerating high-impact technologies to patients through risk-reward sharing partnerships with leading medical device companies. Orchestra BioMed’s partnership-enabled business model focuses on forging strategic collaborations with leading medical device companies to drive successful global commercialization of products it develops. Orchestra BioMed’s flagship product candidates include BackBeat Cardiac Neuromodulation Therapy™ for the treatment of hypertension, the significant risk factor for death worldwide, and Virtue® Sirolimus AngioInfusion™ Balloon (SAB) for the treatment of atherosclerotic artery disease, the leading cause of mortality worldwide. Orchestra BioMed has a strategic collaboration with Medtronic, one of the largest medical device companies in the world, for development and commercialization of BackBeat CNT for the treatment of hypertension in pacemaker-indicated patients, and a strategic partnership with Terumo Corporation, a global leader in medical technology, for development and commercialization of Virtue SAB for the treatment of artery disease. Orchestra BioMed has additional product candidates and plans to potentially expand its product pipeline through acquisitions, strategic collaborations, licensing, and organic development.

On July 5, 2022, Orchestra BioMed announced the closing of a $110 million private equity financing as well as the execution of a definitive business combination agreement between Orchestra BioMed and Health Sciences Acquisitions Corporation 2 (Nasdaq: HSAQ) (“HSAC2”), which is structured to provide a minimum of $70 million in additional gross proceeds to the combined company at closing (the “Business Combination”).

About HSAC2

Health Sciences Acquisitions Corporation 2 is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The sponsor of HSAC2 is HSAC 2 Holdings, LLC, an affiliate of RTW Investments, LP.

About RTW Investments, LP

RTW Investments, LP is a New York-based, global, full life-cycle investment firm that focuses on identifying transformational and disruptive innovations across the biopharmaceutical and medical technologies sectors. As a leading partner of industry and academia, RTW combines deep scientific expertise with a solution-oriented investment approach to advance emerging medical therapies by building and supporting the companies and/or academics developing them. For further information about RTW, please visit www.RTWfunds.com.

Important Information and Where to Find It

In connection with the Business Combination, HSAC2 has filed a registration statement on Form S-4 with the SEC, which includes a proxy statement/prospectus. Promptly after the registration statement is declared effective by the SEC, HSAC2 will mail the definitive proxy statement/prospectus and a proxy card to each shareholder of HSAC2 as of a record date for the meeting of HSAC2 shareholders to be established for voting on the proposed Business Combination. Before making any voting decision, investors and security holders of HSAC2 are urged to read these materials (including any amendments or supplements thereto) and any other relevant documents in connection with the transaction that HSAC2 has filed or will file with the SEC when they become available because they will contain important information about HSAC2, Orchestra BioMed, and the transaction. The preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other relevant materials in connection with the transaction (when they become available), and any other documents filed by HSAC2 with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov). The documents filed by HSAC2 with the SEC also may be obtained free of charge upon written request to Health Sciences Acquisitions Corporation 2, 40 10th Avenue, Floor 7, New York, NY 10014.

Participants in the Solicitation

HSAC2 and Orchestra BioMed and their respective directors and executive officers, under SEC rules, may be deemed participants in the solicitation of proxies of HSAC2’s shareholders in connection with the proposed Business Combination. HSAC2’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of HSAC2 and a description of their interests in HSAC2 in HSAC2’s Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on March 31, 2022. Additional information regarding the interests of each of HSAC2’s and Orchestra BioMed’s directors and executive officers in the proposed Business Combination will be available in the definitive proxy statement/prospectus when it becomes available.

No Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy, or a recommendation to purchase any securities of HSAC2 (or of the combined company) or Orchestra BioMed, nor shall there be any sale of any such securities, investments or other specific product in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

References to Websites in this Press Release

The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Forward-Looking Statements

Some of the statements made herein constitute forward-looking statements, including statements relating to the potential efficacy of our BackBeat CNT product candidate, the timing of our planned pivotal trial and regulatory approval of BackBeat CNT. These statements relate to future financial and other performance or anticipated plans and are identified by words such as “may,” “will,” “should,” “expect,” “could,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “potential,” “propose” and “continue” or negative variants of such terms. These and similar forward-looking statements discuss the Company’s future expectations and plans. Actual results may differ materially from these forward-looking statements. Factors that may cause the Company’s results to differ include, without limitation, those identified under the heading “Risk Factors—Risks Related to Orchestra’s Business and New Orchestra Following the Business Combination” in the Form S-4 registration statement filed by Health Sciences Acquisitions Corporation 2 with the U.S. Securities and Exchange Commission (the “SEC”) on August 8, 2022, as the same may be amended from time to time. The Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, the Company cautions against placing undue reliance on these forward-looking statements, which only speak as of the date of this press release.

Although the Company believes that the expectations reflected in the forward-looking statements made herein are reasonable, the Company cannot and does not guarantee future results, levels of activity, performance, or achievements. Moreover, the Company does not assume any responsibility for the accuracy and completeness of such forward-looking statements in the future. The Company does not plan and, subject to applicable law, undertakes no obligation to update any of the forward-looking statements made herein, except as required by law.

Orchestra BioMed Media Contact:

Bill Berry
Berry & Company Public Relations LLC
(212) 253-8881
bberry@berrypr.com

Orchestra BioMed Investor Contact:

Bob Yedid
LifeSci Advisors
(646) 597-6989
Bob@lifesciadvisors.com

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